UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                             _______________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            The Goldfield Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                   381370 10 5
                                 (CUSIP Number)


                                 John H. Sottile
                          c/o The Goldfield Corporation
                          1684 West Hibiscus Boulevard
                            Melbourne, Florida 32901
                                 (321) 724-1700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 21, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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




--------------------------------------------------------------------------------
CUSIP No.
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1.       Name of Reporting Person I.R.S. Identification Number John H. Sottile
         --
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2.       Check the Appropriate Box if a Member of a Group* a._______
         b._______
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3.       SEC Use Only
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4.       Source of Funds*
         BK
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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e): ___
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6.       Citizenship or Place of Organization United States
-------------------------------------- -----------------------------------------
Number of Shares Beneficially Owned    7.       Sole Voting Power
by Each Reporting Person With                   1,137,988
                                       -----------------------------------------
                                       8.       Shared Voting Power
                                                140,400
                                       -----------------------------------------
                                       9.       Sole Dispositive Power
                                                1,137,988
                                       -----------------------------------------
                                       10.      Shared Dispositive Power
                                                140,400
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         1,278,388
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12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares*
         -----------
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13.      Percent of Class Represented by Amount in Row 11 5.0%
--------------------------------------------------------------------------------
14.      Type of Reporting Person*
         IN

--------------------
*  See Instructions.


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Item 1.  Security and Issuer

          This statement (the "Statement") relates to shares of common stock, par value $0.10 per share (the "Common Stock"), of the Goldfield Corporation, a Delaware corporation ("Goldfield"). The address of Goldfield's principal executive office is 1684 West Hibiscus Boulevard, Melbourne, Florida 32901, and its telephone number is (321) 724-1700.

Item 2.  Identity and Background

          (a) This Statement is being filed by John H. Sottile.

          (b)-(c) Mr. Sottile is the Chairman of the Board of Directors, President, Chief Executive Officer and Director of Goldfield, a leading provider of electrical construction and maintenance services in the energy infrastructure industry in the southeastern United States and a developer of condominiums. Mr. Sottile's business address is 1684 West Hibiscus Boulevard, Melbourne, Florida 32901.

          (d)-(e) During the last five years, Mr. Sottile (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Sottile is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

          The total amount of funds required by Mr. Sottile to acquire the shares of Common Stock reported in Item 5(c) below, including brokers' commissions, was $139,974.69. Such funds were borrowed by Mr. Sottile on the dates of the acquisitions under a home equity line of credit from SunTrust Bank, which Mr. Sottile uses for purposes of personal cash managmeent. The borrowings do not have a fixed maturity date and the interest rate charged varies depending upon market interest rates. The borrowings are not secured by the shares of Common Stock purchased, or any other securities.

Item 4.  Purpose of Transactions

          Mr. Sottile entered into the transactions described in Item 5(c) below for investment purposes.

          Mr. Sottile has no current plan or proposal which relates to, or could result in (a) the acquisition by Mr. Sottile of additional securities of Goldfield, or the disposition of securities of Goldfield; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Goldfield or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Goldfield or of any of its subsidiaries; (d) any change in the present board of directors or management of Goldfield, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Goldfield; (f) any other material change in Goldfield's business or corporate structure; (g) changes in Goldfield's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of the control of Goldfield by any person; (h) causing a


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


class of securities of Goldfield to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Goldfield becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

          Notwithstanding the above, Mr. Sottile may, in the future, in his capacity as an executive officer and director of Goldfield, have plans or proposals relating to items (a) through (j) above. In addition, Mr. Sottile may, at any time and from time to time, and reserves the right to, acquire additional securities of Goldfield, dispose of any such securities of Goldfield or formulate plans or proposals regarding Goldfield or its securities, to the extent deemed advisable by Mr. Sottile in light of his general investment policy, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

          (a)-(b) As a result of the transactions described in Item 5(c) below, Mr. Sottile beneficially owns an aggregate of 1,278,388 shares of Common Stock, representing approximately 5.0% of the shares outstanding as of June 21, 2005. Mr. Sottile directly holds 1,137,988 shares of Common Stock and indirectly holds 140,400 shares of Common Stock, which are owned by his wife, Ann Sottile. Mr. Sottile reports sole voting and dispositive power with respect to the shares of Common Stock he holds directly and shared voting and dispositive power with respect to the shares of Common Stock he holds indirectly.

          (c) On June 21, 2005, Mr. Sottile acquired 71,700 shares of Common Stock at $0.6447 per share and 3,300 shares of Common Stock at $0.66 per share. On June 1, 2005, Mr. Sottile acquired 165,100 shares of Common Stock at $0.5399 per share. All the foregoing acquisitions were effected by way of open-market purchases on the American Stock Exchange.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None.

Item 7.  Material to Be Filed as Exhibits

          None.



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


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: June 27, 2005

                                                JOHN H. SOTTILE, Individually

                                                /s/ John H. Sottile
                                                -----------------------------